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CLIENT/MATTER NUMBER

098929-0103

August 7, 2015

VIA EDGAR

Ms. Kathryn McHale Senior Staff Attorney Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	LM Funding America, Inc.
Registration Statement on Form S-1
Filed June 25, 2015
File No. 333-205232
CIK No. 0001640384

Dear Ms. McHale:

On behalf of LM Funding America, Inc. (the “Company”), we are transmitting the following responses to the Staff’s letter dated July 8, 2015 containing the Staff’s comments regarding the Registration Statement on Form S-1 (the “Registration Statement”) publicly filed with the United States Securities and Exchange Commission on June 25, 2015. Simultaneous herewith, the Company is filing an Amendment No. 1 to the Registration Statement, and unless otherwise indicated or the context suggests otherwise, all references to the “Registration Statement” in this letter refer to the Amendment No. 1 to the Registration Statement being filed on the date hereof. For your convenience, the full text of each of the comments of the Staff is set forth below, and the Company’s response to each comment directly follows the applicable text.

Unaudited Pro Forma Financial Statements, page 36

1.	Please revise to provide a pro forma income statement for your most recent fiscal year end (i.e. year ended December 31, 2014).

RESPONSE: The Company has added a pro forma income statement for the year ended December 31, 2014. Please see Page 38 of the Registration Statement.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Kathryn McHale

<August 7, 2015>

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 39

2.	We note your response to our comment 26 and the roll forwards included on page 40. Please revise to clarify the difference between purchases and investments as used in the roll forwards.

RESPONSE: The Company has revised the roll forward schedules on the bottom of Page 40 to use the term “fundings” in lieu of “purchases” and “investments” for purposes of clarity and consistency.

3.	We note your discussion of the New Neighbor Guaranty product and your dependence on the Florida court system for timely adjudication. We further note your intention to expand this product on a national basis. Please disclose whether you have identified other areas where adjudication is timely and your business may be successful. In addition, given that you have observed a decline in your original product and will rely on the growth of the New Neighbor Guaranty product, consider adding a risk factor about the obstacles to this expansion nationally.

RESPONSE: The Company has added disclosure regarding the difference between judicial and non-judicial foreclosure states and the timing differences between them. See the second paragraph on Page 40 of the Registration Statement. In response to this comment, the Company has also added a new risk factor on Page 14 beginning with “We may not be successful at acquiring and collecting New Neighbor Guaranty Accounts in other states profitably.”

Business

Company Overview, page 53

4.	We note your response and related revisions to our comment 34. Please clarify why there are no legal fees included in the New Neighbor Guaranty example on page 53.

RESPONSE: The Company has revised its disclosure to explain that attorney fees will, in fact, be payable. Please see the footnote to this example on Page 53 of the Registration Statement.

Products – New Neighbor Guaranty, page 58

5.	We note your response and related revisions to our comment 38. Please expand to disclose the cancellation clause of the AmTrust insurance policy in sufficient detail (e.g. any reasons needed for cancellation – at-will or for-cause, cancellation rights of each party, any required advance notice, etc.).

RESPONSE: Please be advised that the Company has revised the “New Neighbor Guaranty” section on Pages 57 through 59 of the Registration Statement to expand the disclosure of the cancellation clause of the AmTrust insurance policy. The additional disclosure is extensive, therefore we refer you specifically to the carryover paragraph on Pages 58 and 59 of the Registration Statement for a review of the new cancellation disclosures.

Ms. Kathryn McHale

<August 7, 2015>

6.	Please revise here and in other appropriate sections of your filing to clarify when you stop paying the monthly assessment on the New Neighbor Guaranty product. For example, clarify if you stop paying the monthly assessment if the full amount due is collected.

RESPONSE: The Company has added disclosure indicating that its obligation to pay monthly assessments is limited to 48 months or, if less, a number of months in which the Company reaches its $17,000 per Account limit contained in its AmTrust insurance policy. See the second-to-last sentence of the first full paragraph on Page 58 of the Registration Statement. The same disclosure has also been added on Page 3 in the second paragraph under the “New Neighbor Guaranty” heading and in the second full paragraph on Page 40.

Market Trends and Opportunities

REO, page 61

7.	We note your response to our comment 42. Please include the fair market value of your real estate owned as a result of foreclosures. Additionally, please include disclosure similar to your disclosure in this section in the Summary.

RESPONSE: The Company has added disclosure indicating the estimated fair market value of real estate owned but also indicating that the Company does not believe that it has any equity in its real estate owned. See the first paragraph on Page 62 of the Registration Statement.

Certain Relationships and Related Party Transactions

Transactions with Related Parties, page 81

8.	We note your response to our comment 48. Please disclose Ms. Gould’s employment with BLG, including the terms of such employment, under the “Transactions with Related Parties” heading.

RESPONSE: Please be advised that the Company has revised the “Transactions with Related Parties” section to include the terms of Ms. Gould’s employment with BLG. Under the “Transactions with Related Parties” section on Page 81 of the Registration Statement, at the end of the second paragraph, the Company added the following sentences: “Carollinn Gould, Mr. Rodgers’ wife and a director nominee and executive officer of our company, will continue to serve as general

Ms. Kathryn McHale

<August 7, 2015>

manager of BLG upon the completion of this offering and will receive a salary from BLG. Ms. Gould is an at-will employee receiving $150,000 in annual compensation from BLG, and she is anticipated to receive the same salary from BLG for the foreseeable future.”

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

9.	We note your response to our comment 50 stating that your finance receivables are not in the scope of ASC 310-30 as you do not fund any of your finance receivables for which it is probable at the time of funding that you will be unable to collect your invested amount. However, ASC 310-30 applies to all loans with evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable.

Please tell us how you considered whether your finance receivables were acquired by a completion of a transfer as defined in ASC 310-30 and tell us how you considered whether it was probable, at acquisition, that you would be unable to collect all contractually required payments.

If you conclude your finance receivables are in the scope of ASC 310-30, please revise your accounting policies as appropriate to be consistent with the guidance in ASC 310-30 and disclose the information required under ASC 310-30-50. We note that under ASC 310-30-35-3, the cost recovery and cash basis method of income recognition may be appropriate if you are unable to have a reasonable expectation about the timing and amount of cash flows expected to be collected.

RESPONSE: In response to this comment, the Company notes that ASC 310-30-20 defines “completion of a transfer” and the characteristics of a transaction that, if in place, would qualify the transaction for further consideration of the recognition and measurement criteria of ASC-310-30-05 (see below). The primary characteristic defining a “completion of a transfer” under ASC 310-30-20, as it applies to the Company, involves consideration of the conditions set forth in ASC 860-10-40-5 regarding the purchase and sale of financial assets. The Company fundamentally does not consider its funding activities to be purchases of loans under the provisions of ASC 860-10-40-5. Those provisions require, among other requirements, that the “continuing involvement” of the transferor (i.e., the community associations) in the transferred financial asset be considered in evaluating if a sale and purchase has taken place and a determination if the transferor has surrendered effective control of those assets. Finance receivables of the Company are recorded in connection with disbursing funds to community associations in exchange for an assignment of proceeds (including

Ms. Kathryn McHale

<August 7, 2015>

finance charges, late fees and other costs) ultimately collected by an association from its unit owners or home owners. Amounts disbursed by the Company to an association are equal to an itemized listing of certain and specific past due assessments by condo unit or home associations (the “Accounts”) as set forth in a written agreement between the Company and the association. Under this agreement, an association has the right (among other rights) to: (i) make material decisions regarding the collection process and (ii) terminate the agreement at any time and restore all original claims on collections as long as the association remits all payments due on the Account to the Company at termination date. The Company notes that community associations have ongoing involvement with unit owners and home owners regarding payment of amounts due and have not surrendered control of the Accounts in light of the ability to cause the holder (i.e., the Company) to return those assets. The Company does not consider its funding transactions as described above to be a purchase of financial assets as set forth at ASC 860-10-40-5 and thus does not satisfy the definition of a “completion of a transfer”.

As noted by the Staff in this comment, a fundamental requirement of applying the provisions of ASC 310-30-05 involves the determination, at the time of funding, that it is probable the Company will be unable to collect all “contractually required payments receivable”. In the Company’s previous response to this particular matter, the Company expressed its position that it did not believe the “probable” threshold criteria as set forth above was met with respect to funded amounts and as such, the provisions of ASC 310-30-05 did not apply. Under ASC 310-30-20, contractually required payments receivable are defined as “the total undiscounted amount of all uncollected contractual principal and contractual interest payments both past due and scheduled for the future…”. The Company does not believe the assignment of collection proceeds to be received from unit owners or home owners by the association to the Company relating to finance charges, late fees and other costs qualify as contractual and scheduled payments contemplated by ASC 310-30-20. These charges are periodically assessed under Florida statue 718.116(3) and are not part of a contractual note or similar agreement between a debtor and a creditor (i.e. one in which interest payments are a fundamental and “scheduled” part of a lending agreement).

Further, the Company notes ASC 310-30-05 applies to “loans” acquired – loans are defined at ASC 310-30-20 as a “contractual right to receive money on demand or on fixed or determinable dates… and includes but are not limited to accounts receivable (with terms exceeding one year) and notes receivable”. Because the assignment of collections proceeds as described above do not involve a contractual obligation between the Company and the community association for payments on fixed or scheduled terms, including repayment of the funded amount, the Company does not consider its funding transactions to qualify as acquired “loans” as set forth at ASC 310-30-20.

Finance Receivables, page F-8

10.	We note your response and related changes to our comment 49. Please revise to disclose the amount recovered from credit insurance for each period presented.

RESPONSE: In response to this comment, the Company added two new sentences to the first paragraph on Page F-12 that read as follows: “Recoveries under this credit insurance program during 2014 were approximately $81,000. Recoveries during 2013, the first year of the program, were $0.”

Ms. Kathryn McHale

<August 7, 2015>

11.	We note your response and related changes to our comment 53. Please revise to disclose the information required by ASC 310-10-50-11B(b).

RESPONSE: In response to this comment, the Company added the following two sentences to the second paragraph on Page F-12: “The Company will charge any receivable against the allowance for credit losses when management believes the uncollectibility of the receivable is confirmed. Any losses greater than the recorded allowance will be recognized as expense.”

Note 9. Fair Value of Financial Instruments, page F-15

12.	We note that page 8 of the valuation report details key inputs to the discounted cash flow calculation and that the calculation assumes 3% of the outstanding receivables are collected each quarter. Please reconcile this assumption with the cash flow information on page 40 of your filing that indicates that approximately 14% and 12% of the outstanding receivables were collected in the quarter ended March 31, 2015 and March 31, 2014 and that approximately 45% and 37% of the outstanding receivables were collected in the year ended December 31, 2014 and 2013, respectively. If appropriate, please revise your estimate of the fair value of your finance receivables and update your disclosure.

RESPONSE: For the information of the Staff, the 3% assumption was selected and used by the valuation firm based on historical collection rates over 8.5 years, and it represents an average quarterly number over the 8.5-year period. The Company notes that its collections have varied among quarters, and the valuation calculation assumes much smaller collection rates as the receivables age. The Company believes that although the average collections have been higher than 3% per quarter in certain quarters, the average still appears to be in line with the independent actuarial analysis based on the Company’s historical collections. The Company intends to have its finance receivables valued as part of our audit procedures on a yearly basis taking into account any new activity and/or trend.

Condensed Consolidated Financial Statements for the Period Ended March 31, 2015

Notes to the Condensed Consolidated Financial Statements, page F-21

13.	We note that you had approximately $1.9 million of Other Indebtedness as disclosed in the condensed consolidated balance sheet as of March 31, 2015 on page F-17. Please revise to disclose the information required by Rule 5-02.22 of Regulation S-X and ASC 470-10-50.

RESPONSE: Please be advised that, in connection with updating the financial statements to include the second quarter of 2015, we have replaced the condensed consolidated balance sheet as of March 31, 2015 with a condensed consolidated balance sheet as of June 30, 2015, on which financial statement the Company lists $1.8 million of Other Indebtedness. The Company revised Note 3 to such financial statements to disclose the information required by Rule 5-02.22 of Regulation S-X and ASC 470-10-50.

Ms. Kathryn McHale

<August 7, 2015>

Exhibit 5.1 – Opinion of Foley & Lardner LLP

14.	Please revise to opine that the warrants are a binding obligation of the company under the laws of the jurisdiction governing them. Please refer to Section II.B.1.F of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

RESPONSE: Please be advised that Foley & Lardner LLP revised its Opinion to opine that the warrants are a binding obligation of the Company under the laws of the state of Delaware. Please refer to the fourth paragraph of the Opinion.

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely